Annual Report

SEPTEMBER 30, 2007

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors Limited-Term Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Fixed Income Funds, Inc. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Fixed Income Funds, Inc. prospectus and current Fund performance information.

President's Letter

September 30, 2007



DEAR SHAREHOLDER:

It's been a long year for fixed-income investors. Bond prices faced greater volatility as a subprime lending crisis of global dimensions unfolded. The U.S. dollar weakened against most foreign currencies, making dollar-denominated bonds less attractive. High yield investors, meanwhile, demanded greater income to help offset concern about bond defaults and the potential for a U.S. recession. After months of expressing anxiety about lingering consumer inflation, the Federal Reserve changed policy in September and reduced its short-term interest rate target by 50 basis points (0.50 percent) to 4.75 percent. More cuts may follow.

Among equities, the picture has been brighter, but even more volatile. Stock markets around the globe generally provided attractive returns over the past 12 months, with energy stocks outpacing all other sectors. International stocks, as measured by the Morgan Stanley Capital International EAFE Index, rose 24.87 percent, outperforming U.S. stocks, as measured by the S&P 500 Index, for the 12-month period ended September 30, 2007. Since the spring it has appeared to us that large company domestic growth stocks have come back in favor, boosted by low valuations and solid overseas growth for U.S.-based multinational companies. Also, quality now seems to be a more important equity attribute than we have seen in several years.

Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the 12 months ended September 30, 2007. This past fiscal year the Lehman Brothers Aggregate Bond Index rose 5.13 percent while the S&P 500 Index advanced 16.44 percent.

U.S. growth slows

Dragged down by the worst housing market in a generation, the U.S. economy's four-year-old expansion is slowing. However, growth still appears robust for much of Asia. North America was fortunate to have a relatively mild hurricane season, and this may have been a factor in helping to keep a lid on gasoline prices. This year the biggest financial storm was to be found not in nature, but in the commercial paper and mortgage markets. Liquidity dried up for both business and consumer borrowers with less than perfect credit. Consequently, the financial and consumer discretionary sectors of the S&P 500 have been hard hit over the past six months, with each falling while most other sectors rose.

The economic news is mixed, as you can see in the Economic Snapshot chart below. Overall inflation and unemployment are low. However, the cost of financing a home is slightly higher. Overall GDP growth is solid, while oil prices are substantially higher.

Economic Snapshot		
	9-30-2007	9-30-2006
U.S. unemployment rate	4.70%	4.60%
Inflation (U.S. Consumer Price Index)	2.80%	2.10%
U.S. GDP	3.90%	2.40%
30-year fixed mortgage rate	6.28%	6.18%
Oil price per barrel	$81.66	$62.91

Source: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

Stock valuations for companies in the S&P 500 appear reasonable to us. As we look forward, even though past performance does not guarantee future results, presidential election years typically have been positive for investors. However, we recommend a prudent level of caution in 2008, as we believe that the range of possibilities for investors is as wide as the current field of presidential candidates. As always, we believe that maintaining a well-rounded portfolio is an essential element for securing your long-term financial future. In both politics and investing, it may be wise to remember that nothing – good or bad – can ever be assured.

Our commitment

As the Waddell & Reed organization's 70th anniversary year draws to a close, let me say that we remain committed to the principles of our founders – Cameron Reed and Chauncey Waddell. We focus on offering you a financial planning philosophy that emphasizes participation in positive markets as well as a very strong effort to manage risk.

We will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Funds, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2007.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Government Securities Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,017.60	1.10%	$ 5.55
Class B	1,000	1,012.90	2.03	10.27
Class C	1,000	1,013.10	1.96	9.86
Class Y	1,000	1,019.50	0.72	3.64
Based on 5% Return[2]				
Class A	$1,000	$1,019.56	1.10%	$ 5.55
Class B	1,000	1,014.91	2.03	10.28
Class C	1,000	1,015.23	1.96	9.87
Class Y	1,000	1,021.47	0.72	3.64

Limited-Term Bond Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,027.30	1.23%	$ 6.28
Class B	1,000	1,022.00	2.26	11.42
Class C	1,000	1,022.70	2.11	10.72
Class Y	1,000	1,029.60	0.80	4.06
Based on 5% Return[2]				
Class A	$1,000	$1,018.89	1.23%	$ 6.26
Class B	1,000	1,013.76	2.26	11.38
Class C	1,000	1,014.48	2.11	10.68
Class Y	1,000	1,021.06	0.80	4.04

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2007, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Manager's Discussion of Government Securities Fund

September 30, 2007



Below, James C. Cusser, CFA, portfolio manager of the Waddell & Reed Advisors Government Securities Fund, discusses positioning, performance and results for the fiscal year ended Sept. 30, 2007. He has managed the Fund for 10 years and has 32 years of industry experience.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

The Fund increased 4.31 percent (Class A shares at net asset value) over the fiscal year. By comparison, the Citigroup Treasury/ Government Sponsored/Mortgage Bond Index (reflecting the performance of securities generally representing the government bond market) increased 5.51 percent for the fiscal year, while the Lipper General U.S. Government Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives) increased 3.82 percent.

Tight spreads for most of the period

Most of the year ended September 30, 2007 was placid. Through July, longer term interest rates rose about 0.10 percent while shorter-term rates declined by about the same amount. After a long period of a flat yield curve, where short-term and long-term interest rates were about the same, the curve made a small move toward normalcy. The Treasury curve by the end of July had two-year Treasuries at 4.54 percent and 30-year Treasuries at 4.91 percent for a mere 0.37 percent difference between the two. The interest rate spread between corporate bonds, mortgage securities and benchmark Treasuries stayed tight and basically unmoved for most of the year; very little risk was priced in the market. Essentially, it was a coupon-clipping year for bond funds – until mid-July.

Over the summer months, concerns surfaced regarding consumers' exposure to subprime mortgages. From a broad perspective, subprime mortgages are a small segment of the economy, and in our view, ought not to amount to much. We still believe, ultimately, these problems are overstated. To be sure though, corporate bonds and mortgage-backed security spreads – even those on government-backed securities – widened considerably in the face of the subprime problem. Much of this turmoil came from confusion as to how a small number of subprime mortgage defaults could morph into a global credit and liquidity squeeze. The market is now beginning to understand there is a lack of transparency in subprime loans, exacerbated by the nature of their packaging by Wall Street, so-called collateralized debt obligations and the acquiescence to that opacity by rating agencies.

A focus on the middle of the curve

The Fund had anticipated a slowing economy and an eventual reduction in the Fed funds rate. Given this, the Fund was overweight for the better part of a year in the short-to-middle part of the yield curve – approximately three to six years to maturity. While we felt this would be the best part of the maturity curve for an easing Fed, they did not ease rates until late in the fourth quarter of the Fund's fiscal year. Whatever success the Fund had vis-à-vis competitor funds, therefore, is attributable to our overweight, higher yielding mortgages and callable agency debentures. Other funds had a marginally greater exposure to lower-yielding Treasury securities. (All of the Fund's mortgages are prime mortgage loan-based, collateralized by instrumentalities of the United States government.) Also, in the past two months, the Fund somewhat

underperformed the index because interest rate volatility climbed coincident with the subprime debacle.

Portfolio Characteristics (as of 9-30-07)

Average maturity	5.74 years
Effective duration	4.19 years
Weighted average bond rating	AAA

Information presented is for illustrative purposes only and is subject to change.

Our outlook

The Fund's overall duration, or sensitivity to interest rates, is currently below that of the market, generally. Currently, the Fund has more exposure to both short- and longer-term maturities and is somewhat short the intermediate segment of the market. This structure we believe ought to do well in the higher-than-normal amount of volatility we expect in the coming months. As the market has moved back to more normal levels, we also expect that government-backed mortgages likely will drift back to what had been, historically, normal levels. Therefore, we intend to maintain a near-market interest rate posture as well as add to our positions in mortgage-backed securities.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

Waddell & Reed Advisors Government Securities Fund,
Class A Shares[1] $14,922
Citigroup Treasury/Government Sponsored/Mortgage Bond Index . $16,949
Lipper General U.S. Government Funds Universe Average $15,329



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

Period	Class A	Class B	Class C	Class Y
1-year period ended 9-30-07	−0.12%	−0.65%	3.41%	4.71%
5-year period ended 9-30-07	1.95%	1.74%	1.98%	3.24%
10-year period ended 9-30-07	4.58%	—	—	5.39%
Since inception of Class[3] through 9-30-07	—	4.14%	4.23%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B shares and 10-8-99 for Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF GOVERNMENT SECURITIES FUND

Portfolio Highlights

On September 30, 2007, Waddell & Reed Advisors Government Securities Fund had net assets totaling $238,821,778 invested in a diversified portfolio of:

93.08%	Bonds
6.92%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund owned:



Mortgage-Backed Obligations.	$62.65
Treasury Obligations	$18.11
Agency Obligations	$12.32
Cash and Cash Equivalents	$ 6.92

The Investments of Government Securities Fund

September 30, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Agency Obligations – 12.32%		
Federal Agricultural Mortgage Corporation Guaranteed Notes Trust 2006–1,		
4.875%, 1–14–11 (A)	$2,000	$ 2,012,200
Federal Home Loan Bank:		
5.75%, 10–15–07	3,000	3,001,890
5.75%, 12–13–13	2,000	2,000,124
Federal Home Loan Mortgage Corporation:		
3.625%, 9–15–08	500	495,374
5.75%, 7–20–11	3,500	3,580,528
4.75%, 5–6–13	2,000	1,975,766
5.375%, 1–9–14	3,000	3,012,327
5.0%, 12–14–18	5,054	4,925,618
Federal National Mortgage Association:		
5.08%, 5–14–10	2,000	2,016,282
5.3%, 2–22–11	4,000	4,010,936
6.0%, 1–4–17	2,125	2,131,080
Tennessee Valley Authority,		
5.88%, 4–1–36	250	270,536
Total Agency Obligations		**29,432,661**
Mortgage-Backed Obligations – 62.65%		
Federal Agricultural Mortgage Corporation, Guaranteed Agricultural Mortgage-Backed Securities,		
7.064%, 1–25–12	2,627	2,626,724
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
5.231%, 6–1–34 (B)	459	455,771
5.744%, 10–1–36 (B)	1,727	1,757,113
5.452%, 12–1–36 (B)	2,488	2,494,332
5.952%, 1–1–37 (B)	2,714	2,739,528
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.0%, 5–15–19	4,500	4,379,405
5.0%, 5–15–23	8,000	7,732,482
5.5%, 4–15–24 (Interest Only)	3,213	163,457
5.5%, 4–15–24 (Interest Only)	755	34,585
5.0%, 3–15–25	2,000	1,902,703
6.0%, 3–15–29	573	581,136
5.0%, 7–15–29 (Interest Only)	2,081	229,140
7.5%, 9–15–29	3,274	3,492,012
5.0%, 9–15–31 (Interest Only)	2,600	403,139
5.0%, 9–15–32	5,500	5,172,248

See Notes to Schedule of Investments on page 14.

The Investments of Government Securities Fund

September 30, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed		
Rate Participation Certificates:		
4.5%, 4–1–18	$ 718	$ 693,777
5.0%, 6–1–21	1,726	1,692,214
5.0%, 11–1–21	2,479	2,430,155
6.0%, 7–1–22	3,964	4,015,473
8.0%, 2–1–23	63	67,026
6.5%, 11–1–24	148	151,438
5.0%, 7–1–25	2,398	2,317,669
7.0%, 12–1–25	205	212,690
6.0%, 2–1–27	1,417	1,424,006
6.0%, 11–1–28	1,604	1,617,409
6.5%, 11–1–31	341	349,240
6.0%, 2–1–32	381	383,845
5.0%, 3–1–35	1,979	1,890,497
5.5%, 10–1–35	1,692	1,658,472
5.5%, 8–1–36	1,838	1,799,974
Federal Home Loan Mortgage Corporation		
Non-Agency REMIC/CMO:		
5.5%, 12–15–13 (Interest Only)	928	143,547
5.0%, 4–15–18	3,950	3,841,873
5.5%, 10–15–31	8,000	7,949,066
Federal National Mortgage Association Adjustable		
Rate Pass-Through Certificates,		
5.402%, 12–1–36 (B)	3,115	3,128,622
Federal National Mortgage Association Agency		
REMIC/CMO:		
5.0%, 3–25–18	7,000	6,836,188
5.0%, 3–25–18 (Interest Only)	1,091	66,417
5.0%, 6–25–18	6,000	5,915,834
5.5%, 6–25–18	2,758	2,759,329
5.0%, 9–25–18	1,000	981,183
5.5%, 2–25–32	4,500	4,491,571
4.0%, 11–25–32	892	851,922
4.0%, 2–25–33	1,033	1,007,890
4.0%, 3–25–33	1,693	1,619,477
3.5%, 8–25–33	4,769	4,336,563
5.5%, 11–25–36 (Interest Only)	5,070	1,488,507

See Notes to Schedule of Investments on page 14.

The Investments of Government Securities Fund

September 30, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.5%, 1–1–17	$ 798	$ 799,257
5.5%, 10–1–23	1,686	1,676,114
5.0%, 4–1–24	2,737	2,645,645
6.0%, 4–1–33	5,575	5,608,312
6.0%, 4–1–34	3,607	3,612,452
5.5%, 12–1–34	7,755	7,611,968
Federal National Mortgage Association Non-Agency REMIC/CMO:		
4.5%, 7–25–24	6,000	5,459,848
5.5%, 9–25–31	4,500	4,453,447
5.0%, 3–25–33	4,000	3,962,679
Government National Mortgage Association Agency REMIC/CMO,		
5.5%, 6–20–28 (Interest Only)	3,880	215,885
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
7.0%, 8–20–27	33	34,331
9.75%, 11–15–28	2,706	2,969,998
6.5%, 5–15–29	247	253,681
Guaranteed Development Company Participation Certificates, Series 1995–20 F, Guaranteed by the United States Small Business Administration (an Independent Agency of the United States),		
6.8%, 6–1–15	766	785,562
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust:		
2002–3 Class G,		
6.0%, 2–15–30	4,000	4,051,326
2003–1 Class E,		
5.75%, 4–15–27	3,656	3,664,938
2003–2 Class E,		
5.0%, 12–15–25	1,543	1,540,187
Total Mortgage-Backed Obligations		**149,631,279**

See Notes to Schedule of Investments on page 14.

The Investments of Government Securities Fund

September 30, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Obligations – 18.11%		
United States Treasury Bond,		
6.125%, 11–15–27	$ 8,000	$ 9,260,624
United States Treasury Notes:		
4.0%, 4–15–10	12,750	12,748,011
4.375%, 8–15–12	11,750	11,852,813
5.125%, 5–15–16	9,000	9,376,173
Total Treasury Obligations		**43,237,621**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 93.08%		**$222,301,561**
(Cost: $222,310,091)		
SHORT-TERM SECURITIES – 6.18%		
Repurchase Agreement		
J.P. Morgan Securities Inc., 3.85% Repurchase Agreement dated 9–28–07 to be repurchased at $14,755,733 on 10–1–07 (C)	14,751	**$ 14,751,000**
(Cost: $14,751,000)		
TOTAL INVESTMENT SECURITIES – 99.26%		**$237,052,561**
(Cost: $237,061,091)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.74%		**1,769,217**
NET ASSETS – 100.00%		**$238,821,778**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

(A) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid under guidelines established by the Board of Directors. At September 30, 2007, the total value of this security amounted to 0.84% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2007.

(C) Collateralized by $11,179,000 United States Treasury Bond, 8.0% due 11–15–21; market value and accrued interest aggregate $15,085,867.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GOVERNMENT SECURITIES FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):	
Securities (cost – $222,310)	$222,302
Repurchase agreement (cost – $14,751)	14,751
	237,053
Cash	20
Receivables:	
Interest	2,022
Fund shares sold	485
Investment securities sold	154
Prepaid and other assets	35
Total assets	239,769

LIABILITIES

Payable to Fund shareholders	692
Dividends payable	92
Accrued shareholder servicing (Note 2)	58
Accrued service fee (Note 2)	40
Accrued management fee (Note 2)	9
Accrued accounting services fee (Note 2)	8
Accrued distribution fee (Note 2)	2
Other	46
Total liabilities	947
Total net assets	$238,822

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 441
Additional paid-in capital	242,246
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—
Accumulated undistributed net realized loss on investment transactions	(3,856)
Net unrealized depreciation in value of investments	(9)
Net assets applicable to outstanding units of capital	$238,822
Net asset value per share (net assets divided by shares outstanding):	
Class A	$5.42
Class B	$5.42
Class C	$5.42
Class Y	$5.42
Capital shares outstanding:	
Class A	37,697
Class B	2,377
Class C	1,467
Class Y	2,533
Capital shares authorized	1,500,000

See Notes to Financial Statements.

Statement of Operations

GOVERNMENT SECURITIES FUND
For the Fiscal Year Ended September 30, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization..	$12,012
Expenses (Note 2):	
Investment management fee....................................	1,124
Shareholder servicing:	
Class A	526
Class B	59
Class C	31
Class Y	16
Service fee:	
Class A	463
Class B	34
Class C	21
Distribution fee:	
Class A	12
Class B	102
Class C	61
Accounting services fee	91
Audit fees..	17
Custodian fees..	15
Legal fees	11
Other	164
Total	2,747
Less waiver of investment management fee (Notes 2 and 7)	(90)
Total expenses..	2,657
Net investment income	9,355

**REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net loss on investments...................................	(835)
Unrealized appreciation in value of investments	724
Net loss on investments	(111)
Net increase in net assets resulting from operations	$ 9,244

See Notes to Financial Statements.

Statement of Changes in Net Assets

GOVERNMENT SECURITIES FUND
(In Thousands)

	For the fiscal year ended September 30,	
	2007	**2006**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 9,355	$ 9,413
Realized net loss on investments	(835)	(2,764)
Unrealized appreciation (depreciation)	724	(1,030)
Net increase in net assets resulting from operations	9,244	5,619
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(8,138)	(8,292)
Class B	(450)	(516)
Class C	(275)	(329)
Class Y	(492)	(276)
Realized gains on investment transactions:		
Class A	(—)	(149)
Class B	(—)	(12)
Class C	(—)	(8)
Class Y	(—)	(3)
	(9,355)	(9,585)
Capital share transactions (Note 5)	12,979	(16,589)
Total increase (decrease)	12,868	(20,555)
NET ASSETS		
Beginning of period.	225,954	246,509
End of period.	$238,822	$225,954
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 18 - 21.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$5.42	$5.51	$5.62	$5.72	$5.80
Income (loss) from investment operations:					
Net investment income	0.23	0.22	0.21	0.21	0.22
Net realized and unrealized gain (loss) on investments.	0.00	(0.09)	(0.07)	(0.08)	(0.08)
Total from investment operations	0.23	0.13	0.14	0.13	0.14
Less distributions from:					
Net investment income	(0.23)	(0.22)	(0.21)	(0.21)	(0.22)
Capital gains	(0.00)	(0.00)*	(0.04)	(0.02)	(0.00)
Total distributions	(0.23)	(0.22)	(0.25)	(0.23)	(0.22)
Net asset value, end of period . . .	$5.42	$5.42	$5.51	$5.62	$5.72
Total return[1]	4.31%	2.58%	2.49%	2.06%	2.40%
Net assets, end of period (in millions)	$204	$194	$213	$221	$297
Ratio of expenses to average net assets including expense waiver	1.11%	1.16%	1.17%	1.19%	1.05%
Ratio of net investment income to average net assets including expense waiver	4.23%	4.13%	3.78%	3.82%	3.76%
Ratio of expenses to average net assets excluding expense waiver	1.15%	1.16%[2]	1.17%[2]	1.19%[2]	1.05%[2]
Ratio of net investment income to average net assets excluding expense waiver	4.19%	4.13%[2]	3.78%[2]	3.82%[2]	3.76%[2]
Portfolio turnover rate.	43%	53%	36%	13%	93%

*Not shown due to rounding.
(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$5.42	$5.51	$5.62	$5.72	$5.80
Income (loss) from investment operations:					
Net investment income	0.18	0.17	0.16	0.16	0.17
Net realized and unrealized gain (loss) on investments.	0.00	(0.09)	(0.07)	(0.08)	(0.08)
Total from investment operations	0.18	0.08	0.09	0.08	0.09
Less distributions from:					
Net investment income	(0.18)	(0.17)	(0.16)	(0.16)	(0.17)
Capital gains	(0.00)	(0.00)*	(0.04)	(0.02)	(0.00)
Total distributions	(0.18)	(0.17)	(0.20)	(0.18)	(0.17)
Net asset value, end of period . . .	$5.42	$5.42	$5.51	$5.62	$5.72
Total return	3.35%	1.64%	1.56%	1.12%	1.53%
Net assets, end of period (in millions)	$13	$15	$18	$20	$28
Ratio of expenses to average net assets including expense waiver	2.04%	2.09%	2.09%	2.12%	1.90%
Ratio of net investment income to average net assets including expense waiver	3.30%	3.20%	2.87%	2.89%	2.91%
Ratio of expenses to average net assets excluding expense waiver	2.08%	2.09%[1]	2.09%[1]	2.12%[1]	1.90%[1]
Ratio of net investment income to average net assets excluding expense waiver	3.26%	3.20%[1]	2.87%[1]	2.89%[1]	2.91%[1]
Portfolio turnover rate.	43%	53%	36%	13%	93%

 *Not shown due to rounding.
(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$5.42	$5.51	$5.62	$5.72	$5.80
Income (loss) from investment operations:					
Net investment income	0.18	0.18	0.16	0.17	0.17
Net realized and unrealized gain (loss) on investments.	0.00	(0.09)	(0.07)	(0.08)	(0.08)
Total from investment operations	0.18	0.09	0.09	0.09	0.09
Less distributions from:					
Net investment income	(0.18)	(0.18)	(0.16)	(0.17)	(0.17)
Capital gains	(0.00)	(0.00)*	(0.04)	(0.02)	(0.00)
Total distributions	(0.18)	(0.18)	(0.20)	(0.19)	(0.17)
Net asset value, end of period . . .	$5.42	$5.42	$5.51	$5.62	$5.72
Total return	3.41%	1.72%	1.62%	1.20%	1.58%
Net assets, end of period (in millions)	$8	$9	$11	$12	$19
Ratio of expenses to average net assets including expense waiver	1.98%	2.01%	2.04%	2.04%	1.85%
Ratio of net investment income to average net assets including expense waiver	3.37%	3.28%	2.92%	2.97%	2.96%
Ratio of expenses to average net assets excluding expense waiver	2.02%	2.01%[1]	2.04%[1]	2.04%[1]	1.85%[1]
Ratio of net investment income to average net assets excluding expense waiver	3.33%	3.28%[1]	2.92%[1]	2.97%[1]	2.96%[1]
Portfolio turnover rate.	43%	53%	36%	13%	93%

*Not shown due to rounding.
(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$5.42	$5.51	$5.62	$5.72	$5.80
Income (loss) from investment operations:					
Net investment income	0.25	0.24	0.23	0.24	0.23
Net realized and unrealized gain (loss) on investments.	0.00	(0.09)	(0.07)	(0.08)	(0.08)
Total from investment operations	0.25	0.15	0.16	0.16	0.15
Less distributions from:					
Net investment income	(0.25)	(0.24)	(0.23)	(0.24)	(0.23)
Capital gains	(0.00)	(0.00)*	(0.04)	(0.02)	(0.00)
Total distributions	(0.25)	(0.24)	(0.27)	(0.26)	(0.23)
Net asset value, end of period . . .	$5.42	$5.42	$5.51	$5.62	$5.72
Total return	4.71%	3.00%	2.91%	2.49%	2.72%
Net assets, end of period (in millions)	$14	$8	$5	$4	$4
Ratio of expenses to average net assets including expense waiver	0.73%	0.76%	0.77%	0.77%	0.73%
Ratio of net investment income to average net assets including expense waiver	4.60%	4.56%	4.19%	4.24%	4.07%
Ratio of expenses to average net assets excluding expense waiver	0.77%	0.76%[1]	0.77%[1]	0.77%[1]	0.73%[1]
Ratio of net investment income to average net assets excluding expense waiver	4.56%	4.56%[1]	4.19%[1]	4.24%[1]	4.07%[1]
Portfolio turnover rate	43%	53%	36%	13%	93%

*Not shown due to rounding.
[1] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Manager's Discussion of Limited-Term Bond Fund

September 30, 2007



Below, James C. Cusser, CFA, former portfolio manager of the Waddell & Reed Advisors Limited-Term Bond Fund, discusses positioning, performance and results for the fiscal year ended Sept. 30, 2007. Mr. Cusser became responsible for the day-to-day management of the Fund in February 2007.

Please note that at a meeting held on Feb. 28, 2007, the Board of Directors of Waddell & Reed Advisors Fixed-Income Funds, Inc. unanimously approved, and recommended that shareholders of Waddell & Reed Advisors Limited-Term Bond Fund approve, the merger of Waddell & Reed Advisors Limited-Term Bond Fund into Waddell & Reed Advisors Bond Fund. The proposed merger was approved by shareholders of the Fund on Sept. 28, 2007. The valuation for the proposed merger occurred at the close of business on Oct. 5, 2007, and the merger was finalized on Oct. 8, 2007. The information presented below describes Waddell & Reed Advisors Limited-Term Bond Fund performance, and Fund and market conditions that were in place at the end of the Fund's fiscal year and before the Fund merged into Waddell & Reed Advisors Bond Fund.

The Fund rose 5.01 percent (Class A shares at net asset value) over the fiscal year. By comparison, the Citigroup 1–5 Years Treasury/Government Sponsored/Credit Index (reflecting the performance of securities generally representing the limited-term sector of the bond market) increased 5.73 percent for the fiscal year, while the Lipper Short-Intermediate Investment Grade Debt Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives) increased 4.29 percent.

Spreads remained tight for most of the year

For most of the fiscal year ended Sept. 30, 2007, the bond market was placid. Through July, longer term interest rates rose about 0.10 percent while shorter-term rates declined by about the same amount. After a long period of a flat yield curve, where short-term and long-term interest rates were about the same, the curve made a small move toward normalcy. The Treasury curve by the end of July had two-year Treasuries at 4.54 percent and 30-year Treasuries at 4.91 percent for a mere 0.37 percent difference between the two. The interest rate spread between corporate bonds, mortgage securities and benchmark Treasuries stayed tight and basically unmoved for most of the year; very little risk was priced in the market. Essentially, it was a coupon-clipping year for bond funds – until mid-July.

A look back at the subprime mortgage mess

Over the summer months, concerns surfaced regarding consumers' exposure to subprime mortgages. From a broad perspective, subprime mortgages are a small segment of the economy, and in our view, ought not to amount to much. We still believe, ultimately, these problems are overstated. To be sure though, corporate bonds and mortgage-backed security spreads – even those on government-backed securities – widened considerably in the face of the subprime problem. Much of this turmoil came from confusion as to how a small number of subprime mortgage defaults could morph into a global credit and liquidity squeeze. The market is now beginning to understand there is a lack of transparency in subprime loans, exacerbated by the nature of their packaging by Wall Street, so-called collateralized debt obligations and the acquiescence to that opacity by rating agencies.

For much of the fiscal year the Fund's duration, or sensitivity to interest rates, was below that of the market index to which it is compared; the Fund also had a slightly greater-than-market exposure to corporate bonds. Beginning in the spring, the Fund increased its exposure to interest rates, reduced exposure to corporate bonds and increased investment in Treasuries and government agency debentures.

Additional information

As previously explained, Waddell & Reed Advisors Limited-Term Bond Fund has merged into Waddell & Reed Advisors Bond Fund, which has been managed by Mr. Cusser for 15 years. Thank you for your investment commitment.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

Waddell & Reed Advisors Limited-Term Bond Fund:

———— Class A Shares[1][2] $11,210
———— Class B Shares[2] $10,960
– – – – – Class C Shares[2] $10,997
· · · · · · · · · Class Y Shares [2] $11,758
———— Citigroup 1–5 Years Treasury/Government
    Sponsored/Credit Index $12,005
— — — Lipper Short-Intermediate Investment Grade Debt Funds
    Universe Average $11,787



(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[3]				
Period	Class A	Class B	Class C	Class Y
1-year period ended 9-30-07	2.38%	−0.05%	4.08%	5.48%
5-year period ended 9-30-07	2.19%	1.55%	1.81%	3.16%
10-year period ended 9-30-07	—	—	—	—
Since inception of Class through 9-30-07[4]	2.28%	1.64%	1.89%	3.24%

(3) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Class A shares carry a maximum front-end sales load of 2.50%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(4) 9-3-02 for all classes of shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares

SHAREHOLDER SUMMARY OF LIMITED-TERM BOND FUND

Portfolio Highlights

On September 30, 2007, Waddell & Reed Advisors Limited-Term Bond Fund had net assets totaling $92,355,609 invested in a diversified portfolio of:

96.66%	Bonds
3.34%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund owned:



United States Government Mortgage-Backed Obligations	$45.41
United States Government Agency Obligations	$20.67
United States Government Treasury Obligations	$13.10
Raw Materials Bonds	$ 5.98
Cash and Cash Equivalents	$ 3.34
Business Equipment and Services Bonds.	$ 3.23
Consumer Services Bonds	$ 3.21
Consumer Nondurables Bonds.	$ 3.20
Miscellaneous Bonds	$ 1.86

Quality Weightings

On September 30, 2007, the breakdown of bonds (by ratings) held by the Fund was as follows:



AAA	79.18%
AA	3.65%
A	7.42%
BBB	6.41%
Cash and Cash Equivalents	3.34%

Ratings reflected in the wheel are taken from Standard & Poor's.

The Investments of Limited-Term Bond Fund

September 30, 2007

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Broadcasting – 3.21%		
Cox Communications, Inc.,		
4.625%, 1–15–10	$3,000	**$ 2,963,598**
Business Equipment and Services – 3.23%		
International Lease Finance Corporation,		
5.0%, 4–15–10	3,000	**2,986,506**
Chemicals – Specialty – 3.73%		
Praxair, Inc.,		
2.75%, 6–15–08	3,500	**3,442,348**
Food and Related – 3.20%		
Cadbury Schweppes US Finance LLC,		
3.875%, 10–1–08 (A)	3,000	**2,957,928**
Health Care – Drugs – 0.41%		
Abbott Laboratories,		
5.6%, 5–15–11	375	**381,862**
Mining – 2.25%		
BHP Billiton Finance (USA) Limited,		
5.0%, 12–15–10	2,075	**2,077,972**
Petroleum – Domestic – 0.37%		
Duke Energy Corporation,		
6.25%, 1–15–12	325	**336,359**
Utilities – Telephone – 1.08%		
SBC Communications Inc.,		
5.785%, 11–14–08 (B)	1,000	**1,000,807**
TOTAL CORPORATE DEBT SECURITIES – 17.48%		**$16,147,380**
(Cost: $16,169,466)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 20.67%		
Federal Agricultural Mortgage Corporation Guaranteed Notes Trust 2006–1,		
4.875%, 1–14–11 (A)	5,500	5,533,550

See Notes to Schedule of Investments on page 29.

The Investments of Limited-Term Bond Fund

September 30, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Agency Obligations (Continued)		
Federal Home Loan Mortgage Corporation:		
3.625%, 9–15–08	$ 3,500	$ 3,467,618
5.0%, 10–18–10	5,000	5,069,860
5.25%, 11–5–12	1,000	1,000,574
5.375%, 1–9–14	4,000	4,016,436
		19,088,038
Mortgage-Backed Obligations – 45.41%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.0%, 12–15–12	681	661,628
4.0%, 5–15–16	2,636	2,584,732
3.5%, 12–15–16	973	942,173
5.5%, 10–15–23 (Interest Only)	4,137	177,517
5.0%, 6–15–24 (Interest Only)	3,238	193,854
5.0%, 11–15–24	814	814,754
4.25%, 3–15–31	1,027	999,616
5.5%, 5–15–34	1,998	2,008,124
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.5%, 5–1–10	1,085	1,071,399
4.0%, 6–1–14	2,808	2,737,118
5.0%, 9–1–17	121	118,659
4.5%, 1–1–18	1,484	1,432,280
4.5%, 2–1–18	1,443	1,392,332
4.5%, 4–1–18	1,486	1,435,401
4.5%, 3–1–19	2,634	2,537,832
6.0%, 8–1–22	2,990	3,028,440
Federal Home Loan Mortgage Corporation Non-Agency REMIC/CMO,		
5.5%, 3–15–31	600	602,167
Federal National Mortgage Association Agency REMIC/CMO:		
5.5%, 6–25–18	983	983,367
5.0%, 9–25–18	500	490,592
5.0%, 6–25–22	3,158	3,140,100
5.0%, 6–25–28	3,294	3,293,707
5.5%, 11–25–36 (Interest Only)	10,140	2,977,013
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.5%, 2–1–17	78	78,050
5.5%, 1–1–18	764	765,036
5.0%, 3–1–18	1,357	1,333,498
5.0%, 6–1–20	1,918	1,880,454
5.13%, 10–1–35	1,191	1,180,207

See Notes to Schedule of Investments on page 29.

The Investments of Limited-Term Bond Fund

September 30, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Adjustable Rate Pass-Through Certificates,		
4.75%, 1–20–34 (B)	$1,014	$ 1,012,208
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.5%, 10–15–17	37	37,100
5.0%, 12–15–17	367	361,971
4.0%, 9–15–18	1,585	1,499,638
Government National Mortgage Association Non-Agency REMIC/CMO,		
4.0%, 1–16–30	175	166,477
		41,937,444
Treasury Obligations – 13.10%		
United States Treasury Notes:		
4.0%, 4–15–10	1,500	1,499,766
4.375%, 8–15–12	3,250	3,278,438
4.25%, 8–15–13	5,800	5,790,940
4.75%, 5–15–14	1,500	1,533,516
		12,102,660
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 79.18%		**$73,128,142**
(Cost: $73,087,996)		
SHORT-TERM SECURITIES		
Construction Materials – 1.08%		
Black & Decker Corp.,		
5.62%, 10–2–07	1,000	**999,844**
Forest and Paper Products – 2.03%		
Sonoco Products Co.,		
5.6%, 10–1–07	1,870	**1,870,000**
TOTAL SHORT-TERM SECURITIES – 3.11%		**$ 2,869,844**
(Cost: $2,869,844)		
TOTAL INVESTMENT SECURITIES – 99.77%		**$92,145,366**
(Cost: $92,127,306)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.23%		**210,243**
NET ASSETS – 100.00%		**$92,355,609**

See Notes to Schedule of Investments on page 29.

The Investments of Limited-Term Bond Fund

September 30, 2007

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At September 30, 2007, the total value of these securities amounted to $8,491,478 or 9.19% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2007.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

LIMITED-TERM BOND FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $92,127) (Notes 1 and 3)	$92,145
Receivables:	
Interest.	822
Fund shares sold.	10
Prepaid and other assets	21
Total assets	92,998

LIABILITIES

Payable for investment securities purchased	337
Payable to Fund shareholders	191
Accrued shareholder servicing (Note 2).	31
Dividends payable.	29
Accrued service fee (Note 2)	17
Accrued accounting services fee (Note 2)	4
Accrued management fee (Note 2)	3
Due to custodian.	3
Accrued distribution fee (Note 2)	1
Other.	26
Total liabilities.	642
Total net assets.	$92,356

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 92
Additional paid-in capital	93,824
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	—
Accumulated undistributed net realized loss on	
investment transactions	(1,578)
Net unrealized appreciation in value of investments.	18
Net assets applicable to outstanding units of capital.	$92,356
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.08
Class B	$10.08
Class C	$10.08
Class Y	$10.08
Capital shares outstanding:	
Class A	8,290
Class B	476
Class C	333
Class Y	64
Capital shares authorized	1,500,000

See Notes to Financial Statements.

Statement of Operations

LIMITED-TERM BOND FUND

For the Fiscal Year Ended September 30, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$5,476
Expenses (Note 2):	
Investment management fee.	582
Shareholder servicing:	
Class A	354
Class B	36
Class C	21
Class Y	8
Service fee:	
Class A	243
Class B	15
Class C	11
Distribution fee:	
Class A	9
Class B	45
Class C	33
Accounting services fee	60
Audit fees.	15
Custodian fees.	11
Legal fees	10
Other	117
Total	1,570
Less waiver of investment management fee (Notes 2 and 7)	(52)
Total expenses.	1,518
Net investment income	3,958

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments.	(526)
Unrealized appreciation in value of investments	1,899
Net gain on investments	1,373
Net increase in net assets resulting from operations	$5,331

See Notes to Financial Statements.

Statement of Changes in Net Assets

LIMITED-TERM BOND FUND
(In Thousands)

	For the fiscal year ended September 30,	
	2007	**2006**
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 3,958	$ 4,587
Realized net loss on investments	(526)	(780)
Unrealized appreciation (depreciation)	1,899	(62)
Net increase in net assets resulting from operations	5,331	3,745
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(3,500)	(3,658)
Class B	(149)	(168)
Class C	(114)	(127)
Class Y	(195)	(634)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(3,958)	(4,587)
Capital share transactions (Note 5)	(42,911)	(25,488)
Total decrease	(41,538)	(26,330)
NET ASSETS		
Beginning of period	133,894	160,224
End of period	$92,356	$133,894
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 33 - 36.

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$ 9.95	$9.98	$10.14	$10.23	$10.05
Income (loss) from investment operations:					
Net investment income	0.35	0.30	0.25	0.21	0.19
Net realized and unrealized gain (loss) on investments. . .	0.13	(0.03)	(0.15)	(0.09)	0.18
Total from investment operations	0.48	0.27	0.10	0.12	0.37
Less distributions from:					
Net investment income	(0.35)	(0.30)	(0.25)	(0.21)	(0.19)
Capital gains	(0.00)	(0.00)	(0.01)	(0.00)*	(0.00)
Total distributions	(0.35)	(0.30)	(0.26)	(0.21)	(0.19)
Net asset value, end of period	$10.08	$9.95	$ 9.98	$10.14	$10.23
Total return[1]	5.01%	2.69%	0.99%	1.20%	3.70%
Net assets, end of period (in millions)	$83	$112	$125	$139	$113
Ratio of expenses to average net assets including expense waiver	1.24%	1.24%	1.23%	1.28%	1.25%
Ratio of net investment income to average net assets including expense waiver	3.47%	3.06%	2.51%	2.05%	1.87%
Ratio of expenses to average net assets excluding expense waiver	1.28%	1.24%[2]	1.23%[2]	1.28%[2]	1.28%
Ratio of net investment income to average net assets excluding expense waiver	3.43%	3.06%[2]	2.51%[2]	2.05%[2]	1.84%
Portfolio turnover rate	45%	30%	30%	41%	24%

*Not shown due to rounding.
(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$ 9.95	$9.98	$10.14	$10.23	$10.05
Income (loss) from investment operations:					
Net investment income	0.25	0.21	0.16	0.11	0.10
Net realized and unrealized gain (loss) on investments. . .	0.13	(0.03)	(0.15)	(0.09)	0.18
Total from investment operations	0.38	0.18	0.01	0.02	0.28
Less distributions from:					
Net investment income	(0.25)	(0.21)	(0.16)	(0.11)	(0.10)
Capital gains	(0.00)	(0.00)	(0.01)	(0.00)*	(0.00)
Total distributions	(0.25)	(0.21)	(0.17)	(0.11)	(0.10)
Net asset value, end of period.	$10.08	$9.95	$ 9.98	$10.14	$10.23
Total return	3.95%	1.72%	0.02%	0.27%	2.78%
Net assets, end of period (in millions)	$5	$7	$8	$11	$10
Ratio of expenses to average net assets including expense waiver	2.25%	2.19%	2.19%	2.20%	2.15%
Ratio of net investment income to average net assets including expense waiver	2.45%	2.11%	1.54%	1.13%	0.97%
Ratio of expenses to average net assets excluding expense waiver	2.29%	2.19%[1]	2.19%[1]	2.20%[1]	2.18%
Ratio of net investment income to average net assets excluding expense waiver	2.41%	2.11%[1]	1.54%[1]	1.13%[1]	0.94%
Portfolio turnover rate	45%	30%	30%	41%	24%

*Not shown due to rounding.
(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	2006	2005	2004	2003
Net asset value, beginning of period	$ 9.95	$9.98	$10.14	$10.23	$10.05
Income (loss) from investment operations:					
Net investment income	0.26	0.21	0.17	0.12	0.09
Net realized and unrealized gain (loss) on investments. . .	0.13	(0.03)	(0.15)	(0.09)	0.18
Total from investment operations	0.39	0.18	0.02	0.03	0.27
Less distributions from:					
Net investment income	(0.26)	(0.21)	(0.17)	(0.12)	(0.09)
Capital gains	(0.00)	(0.00)	(0.01)	(0.00)*	(0.00)
Total distributions	(0.26)	(0.21)	(0.18)	(0.12)	(0.09)
Net asset value, end of period	$10.08	$9.95	$ 9.98	$10.14	$10.23
Total return	4.08%	1.79%	0.13%	0.37%	2.73%
Net assets, end of period (in millions)	$3	$5	$6	$9	$7
Ratio of expenses to average net assets including expense waiver	2.13%	2.12%	2.09%	2.11%	2.11%
Ratio of net investment income to average net assets including expense waiver	2.57%	2.17%	1.64%	1.23%	1.01%
Ratio of expenses to average net assets excluding expense waiver	2.17%	2.12%[1]	2.09%[1]	2.11%[1]	2.14%
Ratio of net investment income to average net assets excluding expense waiver	2.53%	2.17%[1]	1.64%[1]	1.23%[1]	0.98%
Portfolio turnover rate	45%	30%	30%	41%	24%

*Not shown due to rounding.
[1] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$ 9.95	$9.98	$10.14	$10.23	$10.05
Income (loss) from investment operations:					
Net investment income	0.39	0.35	0.30	0.26	0.23
Net realized and unrealized gain (loss) on investments. . .	0.13	(0.03)	(0.15)	(0.09)	0.18
Total from investment operations	0.52	0.32	0.15	0.17	0.41
Less distributions from:					
Net investment income	(0.39)	(0.35)	(0.30)	(0.26)	(0.23)
Capital gains	(0.00)	(0.00)	(0.01)	(0.00)*	(0.00)
Total distributions	(0.39)	(0.35)	(0.31)	(0.26)	(0.23)
Net asset value, end of period.	$10.08	$9.95	$ 9.98	$10.14	$10.23
Total return	5.48%	3.16%	1.45%	1.68%	4.10%
Net assets, end of period (in millions)	$1	$10	$20	$18	$11
Ratio of expenses to average net assets including expense waiver	0.78%	0.78%	0.78%	0.80%	0.88%
Ratio of net investment income to average net assets including expense waiver	3.71%	3.50%	2.97%	2.55%	2.27%
Ratio of expenses to average net assets excluding expense waiver	0.82%	0.78%[1]	0.78%[1]	0.80%[1]	0.91%
Ratio of net investment income to average net assets excluding expense waiver	3.67%	3.50%[1]	2.97%[1]	2.55%[1]	2.24%
Portfolio turnover rate	45%	30%	30%	41%	24%

*Not shown due to rounding.
(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

September 30, 2007

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Fixed Income Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues two series of capital shares; each series represents ownership of a separate mutual fund. As discussed in Note 6, Limited-Term Bond Fund was merged into Waddell & Reed Advisors Bond Fund after the close of business on October 5, 2007. The assets belonging to each Fund are held separately by the custodian. The capital shares of each Fund represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's valuation committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis and includes differences between cost and face amount on principal reductions of securities. See Note 3 – Investment Security Transactions.

C. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – For each Fund, all of that Fund's net investment income is declared and recorded by the Fund as dividends payable on each day to shareholders of record as of the close of the preceding business day. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, net operating losses and expiring capital loss carryovers.

E. **Repurchase agreements** – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the Fund's custodian bank.

F. **New Accounting Pronouncements** – In June 2006, Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), was issued and is effective on the last business day of the semiannual reporting period for fiscal years beginning after December 16, 2006. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. Management has concluded that the adoption of FIN 48 will not result in a material impact on the Corporation's net assets, results of operations and financial statement disclosures. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Corporation will adopt SFAS 157 during 2008 and its potential impact, if any, on each Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Corporation's investment manager. The Corporation pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Government Securities Fund	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Limited-Term Bond Fund	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%

Effective October 1, 2006, under the terms of a settlement agreement reached in July 2006 (see Note 7), the fee is payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Government Securities Fund	Up to $500 Million	0.460%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Limited-Term Bond Fund	Up to $500 Million	0.455%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%

During the fiscal year ended September 30, 2007, the following amounts (in thousands) of the management fee waived due to the reduced rates were as follows:

Government Securities Fund $90
Limited-Term Bond Fund $52

In addition, WRIMCO has agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver.

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Corporation, including maintenance of each Fund's records, pricing of each Fund's shares, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each of the Funds pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $100 to $ 200	$ 48,400
From $200 to $ 350	$ 63,200
From $350 to $ 550	$ 82,500
From $550 to $ 750	$ 96,300
From $750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Corporation pays WRSCO a monthly per account charge for shareholder servicing, for each Fund, of $1.6958 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce those fees if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Corporation to $0.50 per month per shareholder account and, for Class A shares, $0.75 for each shareholder check drawn on the checking account of the Fund.. Additional fees may be paid by the Corporation to those intermediaries. For Class Y shares, the Corporation pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. Additional fees may be paid by the Corporation to those intermediaries. The Corporation also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, W&R receives gross sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the fiscal year ended September 30, 2007, W&R received the following amounts in gross sales commissions and CDSC:

	Gross Sales Commissions	CDSC		
		Class A	Class B	Class C
Government Securities Fund	$291,845	$1,666	$25,581	$4,799
Limited-Term Bond Fund	72,782	967	9,391	1,021

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the fiscal year ended September 30, 2007, W&R paid the following amounts: Government Securities Fund – $198,710 and Limited-Term Bond Fund – $54,744.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, each Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the fiscal year ended September 30, 2007, the Corporation paid Directors' regular compensation of $20,962, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Investment securities transactions for the fiscal year ended September 30, 2007 are summarized as follows:

	Government Securities Fund	Limited-Term Bond Fund
Purchases of investment securities, excluding short-term and U.S. government obligations	$ —	$ 718,095
Purchases of U.S. government obligations	96,375,762	49,636,002
Purchases of short-term securities	1,723,491,104	865,113,158
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations	—	33,005,414
Proceeds from U.S. government obligations	94,639,384	57,273,337
Proceeds from maturities and sales of short-term securities.	1,712,039,000	866,349,569

For Federal income tax purposes, cost of investments owned at September 30, 2007 and the related appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Depreciation
Government Securities Fund. . . .	$237,411,013	$2,646,513	$3,004,965	$(358,452)
Limited-Term Bond Fund	92,162,360	704,824	721,818	(16,994)

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended September 30, 2007 and the related net capital losses and post-October activity were as follows:

	Government Securities Fund	Limited-Term Bond Fund
Net ordinary income.	$9,358,566	$3,958,979
Distributed ordinary income	9,353,084	3,964,845
Undistributed ordinary income	112,684	34,722
Realized long-term capital gains	—	—
Distributed long-term capital gains	—	—
Undistributed long-term capital gains	—	—
Net capital losses.	2,666,823	798,626
Post-October losses deferred	807,265	439,243

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the 8 taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Government Securities Fund	Limited-Term Bond Fund
September 30, 2013.	$ —	$ 34,916
September 30, 2014.	31,608	270,105
September 30, 2015.	2,666,823	798,626
Total carryover	$2,698,431	$1,103,647

NOTE 5 – Multiclass Operations

Government Securities Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Funds.

Limited-Term Bond Fund was closed to new investors on April 2, 2007. As discussed in Note 6, Waddell & Reed Advisors Limited-Term Bond Fund was merged into Waddell & Reed Advisors Bond Fund after the close of business on October 5, 2007.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the fiscal year ended September 30, 2007 are summarized below. Amounts are in thousands.

	Government Securities Fund	Limited-Term Bond Fund
Shares issued from sale of shares:		
Class A	10,255	1,795
Class B	192	87
Class C	297	80
Class Y	1,185	116
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	1,429	340
Class B	81	14
Class C	49	11
Class Y	91	17
Shares redeemed:		
Class A	(9,839)	(5,083)
Class B	(610)	(348)
Class C	(529)	(283)
Class Y	(190)	(1,046)
Increase (decrease) in outstanding capital shares	2,411	(4,300)
Value issued from sale of shares:		
Class A	$55,373	$ 17,876
Class B	1,036	863
Class C	1,604	797
Class Y	6,430	1,157
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	7,729	3,394
Class B	439	143
Class C	267	111
Class Y	490	170
Value redeemed:		
Class A	(53,208)	(50,662)
Class B	(3,300)	(3,471)
Class C	(2,859)	(2,819)
Class Y	(1,022)	(10,470)
Increase (decrease) in outstanding capital	$12,979	$(42,911)

Transactions in capital stock for the fiscal year ended September 30, 2006 are summarized below. Amounts are in thousands.

	Government Securities Fund	Limited-Term Bond Fund
Shares issued from sale of shares:		
Class A	7,856	3,849
Class B	290	205
Class C	391	184
Class Y	767	579
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	1,480	361
Class B	95	16
Class C	60	13
Class Y	52	64
Shares redeemed:		
Class A	(12,162)	(5,540)
Class B	(899)	(345)
Class C	(828)	(303)
Class Y	(182)	(1,672)
Decrease in outstanding capital shares	(3,080)	(2,589)
Value issued from sale of shares:		
Class A	$ 42,406	$ 38,079
Class B	1,567	2,026
Class C	2,117	1,824
Class Y	4,136	5,743
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	7,987	3,567
Class B	514	165
Class C	326	126
Class Y	277	629
Value redeemed:		
Class A	(65,623)	(54,756)
Class B	(4,847)	(3,412)
Class C	(4,468)	(2,999)
Class Y	(981)	(16,480)
Decrease in outstanding capital	$(16,589)	$(25,488)

NOTE 6 – Subsequent Event

Waddell & Reed Advisors Limited-Term Bond Fund merged into Waddell & Reed Advisors Bond Fund, one of the Funds that comprise Waddell & Reed Advisors Funds, Inc., after the close of business on October 5, 2007.

NOTE 7 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities

Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Fixed Income Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Government Securities Fund and Waddell & Reed Advisors Limited-Term Bond Fund (collectively the "Funds") comprising Waddell & Reed Advisors Fixed Income Funds, Inc., as of September 30, 2007, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2007, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Funds comprising Waddell & Reed Advisors Fixed Income Funds, Inc. as of September 30, 2007, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6, Waddell & Reed Advisors Limited-Term Bond Fund was merged into Waddell & Reed Advisors Bond Fund, an affiliated fund, after the close of business on October 5, 2007.

Deloitte & Touche LLP
Kansas City, Missouri
November 13, 2007

Income Tax Information

September 30, 2007

Dividends are declared and recorded by each Fund on each day the New York Stock Exchange is open for business. Dividends are paid monthly usually on the 27th of the month or on the preceding business day if the 27th is a weekend or holiday.

The dividends are not eligible for the dividend received deduction.

The table below shows the taxability of distributions paid during the fiscal year ended September 30, 2007:

| | PERCENTAGE OF AMOUNTS PAID REPORTABLE AS: | | | |
| | For Individuals | | For Corporations | |
Record Date	Non-Qualifying	Long-Term Capital Gain	Non-Qualifying	Long-Term Capital Gain
Government Securities Fund, Class A, B, C and Y				
October 2006 through September 2007	100.00000%	—%	100.00000%	—%
Limited-Term Bond Fund, Class A, B, C and Y				
October 2006 through September 2007	100.00000%	—%	100.00000%	—%

Limited-Term Bond Fund was merged into Bond Fund as of October 8, 2007, (see Note 6). Dividends paid by Limited-Term Bond Fund during the period beginning October 1, 2007 are not qualified dividend income for individuals and are not eligible for the dividends received deduction for corporations.

The tax status of distributions paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from each Fund.

The Board of Directors of Waddell & Reed Advisors Fixed Income Funds, Inc.

Each of the individuals listed below serves as a director for the Corporation, and for the other portfolios within the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (3 portfolios) and W&R Target Funds, Inc. (25 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (16 portfolios) and Ivy Funds, Inc. (12 portfolios).

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the funds' investment advisor, WRIMCO; the funds' principal underwriter, W&R; and the funds' transfer agent, WRSCO, as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chairman of the Corporation's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Corporation includes additional information about the Corporation's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 Age 67	Director since 2007	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present) and Boettcher Aerial, Inc. (Aerial Ag Applicator) (1983 to present); Member, Kansas Board of Regents	Director of Guaranty State Bank & Trust Co.; Director of Guaranty, Inc.; Trustee, Kansas Public Employees Retirement System; Director, Ivy Funds, Inc.; Trustee, Ivy Funds
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 Age: 60	Director since 1997	Professor of Law, Washburn School of Law (1973 to present); Formerly, Dean, Washburn School of Law (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 Age: 68	Director since 1997	President and Director, JoDill Corp. (1980 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (Financial Services); President, Liberty Memorial Association (WWI National Museum); Director, Northland Betterment Commission
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 Age: 74	Director since 1998 Independent Chairman since 2006	Senior Advisor to the President, J. Paul Getty Trust (until 2006); Professor, University of Utah (until 2005)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Director since 1998	Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma School of Law (1997 to present); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present); LSQ Manager, Inc. (since 2007)	Director and Shareholder, Valliance Bank; Director, Melbourne Family Support Organization; Director, Norman Economic Development Coalition; Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 Age: 87	Director since 1988	Shareholder, Gilliland & Hayes, P.A., a law firm; formerly, Chairman, Gilliland & Hayes, P.A. (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (banking)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 83	Director since 1982	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC	Chairman and CEO, Wellness Council of America; Member, Advisory Council of the Boy Scouts of America
Frank J. Ross, Jr. Polsinelli Shalton Flanigan, Suelthaus P.C. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 Age: 54	Director since 1996	Shareholder/Director, Polsinelli Shalton Flanigan, Suelthaus, P.C., a law firm (1980 to present)	Director, Columbian Bank & Trust
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 70	Director since 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds

INTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 Age 54	Director since 2007	Director, Executive Vice President and Chief Investment Officer of WRIMCO; Senior Vice President and Chief Investment Officer of WDR	Director of IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 Age: 70	Director since 1998	Consultant of WDR and Waddell & Reed (2001 to present); formerly, Director of WDR (until 2003)	None
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Director since 1998 President since 2001	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds; Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services Inc. (ISI), an affiliate of IICO

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 43	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (since 2006); Vice President of WRIMCO and IICO (since 2006); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (1994 to 2005).	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Vice President since 2006 Treasurer since 2006 Principal Accounting Officer since 2006 Principal Financial Officer since 2007	Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (since 2006); Principal Financial Officer (since 2007) of each of the funds in the Fund Complex; Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003).	None
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Vice President since 2000 Assistant Secretary since 2006 Associate General Counsel since 2000	Senior Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (since 2006); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Chief Compliance Officer since 2004 Vice President since 2006	Vice President (2006 to present) and Chief Compliance Officer for each of the funds in the Fund Complex (2004 to present); formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 Age: 41	Vice President since 2000 General Counsel since 2000 Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Renewal of Investment Management Agreement for Waddell & Reed Advisors Fixed Income Funds, Inc.

At its meeting on August 13, 14 and 15, 2007, the Corporation's Board of Directors, including all of the Disinterested Directors, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Corporation as to each Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement for each Fund. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement. In addition, the Disinterested Directors had previously engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement. Thereafter, independent legal counsel sent to WRIMCO a supplemental request for certain additional information, and WRIMCO provided additional information in response to this request. The Directors also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to Government Securities Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Directors received a written evaluation from the independent fee consultant, a summary of which is included in this Annual Report. At their meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to each Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered Government Securities Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. Government Securities Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of Government Securities Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Directors' review also included consideration of Government Securities Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure, and average account size information. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective and similar investment policies and strategies as the Fund ("Similar Funds"). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective and similar investment policies and strategies as the Fund ("Other Accounts").

The Directors also considered performance and expense information regarding Limited-Term Bond Fund that was presented in a draft of the independent fee consultant's evaluation.

Additional Considerations with Respect to Each Fund

Waddell & Reed Advisors Government Securities Fund

The Directors considered that Waddell & Reed Advisors Government Securities Fund's total return performance was higher than the Performance Universe median for the one-, three-, five-, seven-, and ten-year periods and was higher than the Lipper index for the one- and ten-year periods.

The Directors considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than, and at other asset levels were higher than, the asset-weighted average for its Peer Group.

The Directors also considered that there were no Similar Funds or Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund.

Waddell & Reed Advisors Limited-Term Bond Fund

The Directors noted that a meeting of the shareholders of Waddell & Reed Advisors Limited-Term Bond Fund was scheduled to be held in September 2007 to consider the proposed merger of the Fund into Waddell & Reed Advisors Funds, Inc. Bond Fund which, if approved, was planned to occur on or before September 30, 2007, and that, accordingly, Lipper had not provided data for Limited-Term Bond Fund. They also noted that a draft of the independent fee consultant's evaluation which they reviewed had contained data for the Fund.

Profitability and Economies of Scale

The Directors also considered that each Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions that became effective October 1, 2006, for each Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement as to each Fund, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

- the performance of the Fund compared with the average performance of its Performance Universe or other peer group, as applicable, and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of the Peer Group or other peer group, as applicable;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that each Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations as to each Fund, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

The Board of Directors for each of the mutual funds has appointed an independent fee consultant. Posted below is a summary of the written fee evaluation of such consultant for the most recent year.

Overview

Waddell & Reed, Inc. ("W&R"), Waddell & Reed Investment Management Company ("WRIMCO") and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") agreed on July 19, 2006 to the New York Attorney General Assurance of Discontinuance ("AOD"). Among other things, the AOD stipulates that WRIMCO may manage or advise a mutual fund for Waddell & Reed Advisors Funds ("Advisors Funds"), W&R Target Funds, Inc. ("Target Funds"), or Waddell & Reed InvestEd Portfolios, Inc. ("InvestEd Portfolios") (collectively, "Funds") only if the Disinterested Directors of the Fund's Board appoint a Senior Officer or an Independent Fee Consultant ("IFC"), who is to manage the process by which proposed management fees are negotiated. The AOD further stipulates that the Senior Officer or IFC is to prepare a written annual evaluation for use by the Funds' Boards of Directors in evaluating the reasonableness of the proposed management fees for the Funds.

On August 22, 2006, the Disinterested Directors retained me as IFC for the Funds. In this capacity, I have prepared the first annual written evaluation of the proposed management fees for the Funds.

Role of the IFC

The AOD charges the IFC with managing the process by which the proposed management fees (including, but not limited to, advisory fees) to be charged to the Funds are negotiated in a manner which is at an arm's length and reasonable and consistent with the AOD. In this role, the IFC does not replace the Directors in negotiating management fees with WRIMCO and the IFC does not substitute his or her judgment for that of the Directors about the reasonableness of the proposed fees. As the AOD states, "Waddell may manage or advise a Fund after October 1, 2006 only if the reasonableness of the proposed management fees is determined by the Board of Directors of the Funds using an annual independent written evaluation prepared by or under the direction of a Senior Officer or the Independent Fee Consultant… ".

In addition, the AOD requires that the IFC keep the Funds' Boards of Directors fully and promptly informed of the fee evaluation process and that Waddell cooperate fully with the IFC and provide any information requested by the IFC that relates to the IFC's fee evaluation.

Factors Involved in the IFC's Written Evaluation

The AOD stipulates that the IFC's written evaluation must address at least six factors:

1. The nature and quality of Waddell's services, including Fund performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Management fees (including any components thereof) charged to institutional and other clients of Waddell for like services

4. Possible economies of scale as the Fund(s) grow larger

5. Costs to Waddell and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit

6. Profit margins of Waddell and its affiliates from supplying such services

My comments are included in the following paragraphs, organized into three topics: the process, the materials, and the findings of my evaluation of the proposed management fees and the contract renewal process..

Process

The contract renewal process is defined to include the principal sequential steps by which the Disinterested Directors go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective Investment Management Agreements with WRIMCO. The 2007 contract renewal process from my perspective began with my retention and is anticipated to conclude at the Board meeting on August 14/15, 2007. As IFC, I participated throughout the contract renewal process.

The Board previously created the Special Compliance & Governance Committee ("Compliance Committee") which is charged with responsibility for the preparatory work associated with the contract renewal process.

A calendar of due dates was prepared and agreed to by the Compliance Committee in order to ensure that the Disinterested Directors and Board receive all the necessary information for their contract renewal process in plenty of time to carefully deliberate and to ask for any follow-up information as needed.

The Disinterested Directors instructed independent legal counsel to the Disinterested Directors, Kirkpatrick & Lockhart Preston Gates Ellis LLP ("K&L Gates"), to prepare a letter requesting the necessary information from WRIMCO needed for the contract renewal process. This information was promptly and cooperatively provided by WRIMCO. The Lipper Company ("Lipper"), a division of Reuters, was asked to provide independently compiled comparative information about the Funds.

Lipper selected the peer group funds and sought input from the investment professionals at WRIMCO to ensure that Lipper understood the investment and distribution intricacies of the Funds.

The Compliance Committee met on July 12, 2007, with me and K&L Gates to discuss the information provided by WRIMCO and Lipper and to determine whether to request any additional information from WRIMCO prior to the August Disinterested Directors and Board meetings. At the Compliance Committee's direction, K&L Gates sent a supplemental request to WRIMCO for certain additional information which WRIMCO promptly and cooperatively provided prior to the August meetings.

As part of my responsibilities as IFC, I was requested to attend the Disinterested Directors' meetings of August 13–15, 2007, to present my evaluation of the proposed management fees for the Funds and to discuss with the Disinterested Directors my findings. On August 13, I met separately with the Disinterested Directors and K&L Gates to address these matters in preparation for the Board Meetings on August 14/15, 2007.

Materials

Materials refer to the informational materials which were prepared by all the parties involved in the contract renewal process in response to the data requested by the Disinterested Directors through the Compliance Committee and K&L Gates. As IFC, I reviewed all the data produced and found it to be responsive to the data requested by the Disinterested Directors. I also reviewed certain other materials that I considered relevant.

I used these materials to analyze trends and comparative information about the six factors discussed above. My review follows. I would note that, apart from these materials, the Disinterested Directors also received information throughout the year, some of which I reviewed, that may also be relevant to the contract renewal process.

(1) Nature and Quality of Services

Under the AOD, I am obliged to comment on the investment performance of the Funds. The data for these comparisons are drawn from the Lipper materials discussed above. Performance information is based on April 30, 2007 data.

My experience is that fund directors should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes such as portfolio evaluation). For this summary I have concentrated on 3-year performance in comparison to the "performance universe", rather than on the more limited "performance group" because fund investors are more typically concerned with the objective and style of management than the size of the fund.

Generally speaking, the Funds reflect strong and improving performance in the 3- and 5-year periods. 5-year performance has 47% of the Funds in the first two quintiles of their performance universe and 11% in the 5th quintile. The 3-year figures upgrade to 53% of the Funds in the first two quintiles and only 8% in the 5th quintile.

The short-term 1-year period depicts a decline in the performance of a number of Funds, with only 33% of Funds falling in the first two quintiles, and 19% in the 5th quintile. The performance gap is more evident when comparing the 82% of Funds that are in the first three quintiles of performance for the 3-year period versus only 44% for the 1-year period

In their supplemental request, the Disinterested Directors asked WRIMCO for an explanation for the decline in the 1-year performance of these Funds compared to their 3- and 5-year performance. In response to this request, WRIMCO advised that in general, short-term performance had improved through June 30, 2007. Additional performance updates to July 19 were provided by WRIMCO in response to the supplemental request from K&L Gates and still more updates to July 31 were provided at the August 13, 2007 meeting of the Disinterested Directors.

WRSCO maintains internal statistics to track service quality, which showed a decline in the quality of customer service provided to the Funds' shareholders. The Disinterested Directors were informed about corrective actions to be taken in February 2007 and the quality has improved slightly through June 30, 2007.

(2) Management Fees and Total Expense Comparison for Comparable Mutual Funds

Information for this metric is drawn from the Lipper analysis and is compared with a peer group for each Fund. Overall, more Funds have improved their comparative ranking of actual management fees in 2007 than declined. However, the majority of Funds have management fees above the median of their peer groups. In general the cause of the higher total expenses than the peer group are caused by non-management fees which are discussed under the findings paragraphs below.

(3) Management Fees for Alternate Products

WRIMCO manages money for many different types of clients besides mutual funds. These include corporate and municipal pension funds and investment pools for wealthy individuals. Collectively, these services are advertised as "separate accounts." Several of these separate accounts are managed with the same investment objective and in the same style as some of the Advisors, Target and InvestEd Funds.

In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by the mutual fund manager and the separate account manager. As IFC, I find these differences in fees reasonable.

(4) Costs to Waddell and its Affiliates of Supplying Services

An important component of the profit margin and economies of scale discussion which follows is to ensure that the cost allocation procedures which exist are reasonable and consistent from year to year. WRIMCO uses multiple methodologies for allocation including assets, revenue, time, and square footage. The bases of allocation have remained consistent over the past several years. As IFC, I know of no better way to perform these allocations and find WRIMCO's allocation methodologies reasonable.

(5) Profit Margins from Supplying Management Services

In general, under the Gartenberg ruling, independent directors of mutual funds are required to assess that the profitability of the advisory contracts to the advisor is not excessive. In addition, Lipper has provided a benchmark against which to evaluate the before-marketing, before-tax profitability of WRIMCO. This analysis places WRIMCO collectively at the bottom of Lipper peers. As a result, I do not find the margins to be excessive.

(6) Possible Economies of Scale

Economies of scale occur when assets grow and a fund's fixed costs are spread over a larger asset base. Typically, fund managers share economies of scale by implementing break points, or scale-downs, in the structure of the management fee. As a general rule, fund directors establish break points prospectively at an asset level beyond the current asset level so that shareholders benefit from future asset growth. Lipper provided the Disinterested Directors with a comprehensive listing of break points in the Waddell Funds and compared the effective fee at a uniform asset level.

Findings

After reviewing the materials (discussed above) which WRIMCO and Lipper have produced, I have summarized my findings for the purpose of discussion at the August 14/15, 2007 Disinterested Directors and Board meetings. These include four specific areas: Fund performance, non-management expenses, economies of scale, and total expenses.

Fund Performance

While I found that the Funds have generally acceptable performance, certain Funds have either continuing or recent challenges. In my view, long-term performance issues should draw more attention as they reflect investment capabilities rather than short-term swings in the market. WRIMCO has addressed each of these Funds in its response to K&L Gates' initial letter. The Disinterested Directors may choose to monitor the Funds on the long-term performance list by a variety of possible approaches.

Because the list of Funds with 1-year performance declines includes Funds whose 3-year and 5-year performance periods reflect superior performance, the shift should be noted by the Disinterested Directors. WRIMCO has provided the Disinterested Directors with an explanation of reasons for 1-year performance decline from the 3-year and 5-year trends together with a performance update for consideration at their August 14/15, 2007 meetings.

Non-Management Expenses

Waddell's business model leads to higher non-management expenses across the Funds in general. This business model targets the small to mid-level investor population, an approach that has resulted in many relatively small shareholdings. In their supplemental request to WRIMCO, the Disinterested Directors requested additional information about the possibility of charging an annual account fee on small shareholdings. WRIMCO has provided this information for consideration by the Disinterested Directors at their August 14/15, 2007 meetings.

Economies of Scale

In order to allow the shareholders to share in the economies of scale realized by the Funds, there are break points to the management fees for all Funds other than money market fundsThe current break points of the Funds appear adequate in providing economies of scale with the possible exception of the Advisors Core Investment Fund, which is the largest in the complex.

In their supplemental request to WRIMCO, the Disinterested Directors asked for an analysis of an additional break point at the $5 billion average asset level for this Fund. WRIMCO has provided this information and offered to institute an additional break point of 2.5 basis points at $5.0 billion in assets. The Board will consider this offer at the August 14/15, 2007 meetings.

Total Expenses

If a Fund consistently demonstrates poor performance, higher than average expenses, or a combination of both, it may be appropriate for the Disinterested Directors to consider taking affirmative action. Possible actions include requesting more frequent reports, WRIMCO's providing more research support, WRIMCO's providing more portfolio management capability, seeking an outside sub-advisor, or requesting a voluntary fee waiver to reduce total expenses and/or improve performance.

In their supplemental request, the Disinterested Directors asked WRIMCO to analyze the potential impact of a voluntary waiver on two such Funds, the Advisor High Income Fund and the Target Small Cap Value Fund. WRIMCO provided this information in its supplemental response for consideration by the Boards at their August 14/15, 2007 meetings.

* * *

In conclusion, as IFC, I have monitored the process, reviewed the materials, and find that:

- The contract renewal process conducted under the supervision of the Disinterested Directors has been careful, deliberate, and conscientious.
- The materials used during the contract renewal process were prepared by WRIMCO or Lipper. As IFC, I have reviewed the material used in this report. I have monitored the process under which Lipper selected the peers and produced its report. The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Directors and the full Boards.
- The discussion which took place leading up to and at the Disinterested Directors and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

Respectfully submitted,



C. Meyrick Payne,
Independent Fee Consultant

August 13, 2007

Shareholder Meeting Results

On September 28, 2007, a special shareholder meeting (Meeting) for Waddell & Reed Advisors Limited-Term Bond Fund, a series of Waddell & Reed Advisors Fixed Income Funds, Inc., was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal 1: To approve an Agreement and Plan of Reorganization and Termination providing for (1) the transfer of all the assets of Waddell & Reed Advisors Limited-Term Bond Fund to, and the assumption of all of the liabilities of Waddell & Reed Advisors Limited-Term Bond Fund by, Waddell & Reed Advisors Bond Fund, a series of Waddell & Reed Advisors Funds, Inc., in exchange for shares of Waddell & Reed Advisors Bond Fund and (2) the distribution of such shares to the shareholders of Waddell & Reed Advisors Limited-Term Bond Fund in complete liquidation of Waddell & Reed Advisors Limited-Term Bond Fund.

For	Against	Abstain
4,651,209.794	150,502.684	437,193.328

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.Waddell and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds
    Waddell & Reed Advisors Global Bond Fund
    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
    Waddell & Reed Advisors Accumulative Fund
    Waddell & Reed Advisors Core Investment Fund
    Waddell & Reed Advisors Dividend Income Fund
    Waddell & Reed Advisors New Concepts Fund
    Waddell & Reed Advisors Small Cap Fund
    Waddell & Reed Advisors Tax-Managed Equity Fund
    Waddell & Reed Advisors Value Fund
    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
    Waddell & Reed Advisors Bond Fund
    Waddell & Reed Advisors Government Securities Fund
    Waddell & Reed Advisors High Income Fund
    Waddell & Reed Advisors Municipal Bond Fund
    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
    Waddell & Reed Advisors Cash Management

Specialty Funds
    Waddell & Reed Advisors Asset Strategy Fund
    Waddell & Reed Advisors Continental Income Fund
    Waddell & Reed Advisors Energy Fund
    Waddell & Reed Advisors Retirement Shares
    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

NUR1011A (9-07)

PRSRT STD
U.S. POSTAGE PAID
WADDELL & REED